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                 September 27, 2021

       Trecia Canty
       Senior Vice President, General Counsel and Secretary
       PBF Logistics LP
       One Sylvan Way
       Second Floor
       Parsippany, NJ 07054

                                                        Re: PBF Logistics LP
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2021
                                                            File No. 333-259629

       Dear Ms. Canty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Philip Haines